EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3/31/2009		2008
	Pro Forma (1)	3/31/2009	Pro Forma (1)	2008	2007	2006	2005	2004
Income (loss) from continuing operations	$(29,428)	$(29,428)	$1,583,266	$1,583,266	$1,711,936	$1,567,056	$1,369,283	$1,245,179
Plus:

Fixed charges (from below)	60,291	41,468	254,069	190,852	136,597	114,601	120,733	102,003

Dividends of unconsolidated affiliates	2,284	2,284	4,315	4,315	4,537	9,839	5,006	4,766

Income taxes	52,000	52,000	608,100	608,100	692,763	646,672	613,763	606,534

Less:
(Income) loss from unconsolidated affiliates, net of taxes	434	434	(6,761)	(6,761)	(5,194)	(6,698)	(6,295)	(4,183)

Preferred dividends of consolidated affiliates	—	—	—	—	—	(2,920)	(4,120)	(4,120)

Net Earnings	$85,581	$66,758	$2,442,989	$2,379,772	$2,540,639	$2,328,550	$2,098,370	$1,950,179

Fixed Charges:

Interest expense	$50,121	$31,298	$215,689	$152,472	$101,976	$85,363	$93,953	$77,067

Estimate of interest within rental expense	10,170	10,170	38,380	38,380	34,621	29,238	26,780	24,936

Total Fixed Charges	$60,291	$41,468	$254,069	$190,852	$136,597	$114,601	$120,733	$102,003

Ratio of Earnings to Fixed Charges	1.4x	1.6x	9.6x	12.5x	18.6x	20.3x	17.4x	19.1x

(1)	Sets forth our ratio of earnings to fixed charges on a pro forma basis to reflect the issuance of the original notes, including the receipt of net proceeds from the sale of the original notes after deducting the offering discount and fees and expenses, and repayment of outstanding commercial paper. Reflects the issuance of $1,500.0 million of original notes and repayment of commercial paper as of the beginning of the period indicated.